Exhibit 21

Subsidiaries of Business Development Corporation of America

Name	Domicile
BDCA Funding I, LLC	Delaware
54th Street Equity Holding, Inc.	Delaware
Park Ave RE, Inc.	Delaware
Kahala Aviation Holdings, LLC	Delaware
Kahala Aviation US, Inc.	Delaware
Kahala LuxCo	Luxembourg
BDCA-CB Funding, LLC	Delaware
BDCA 2L Funding I, LLC	Delaware
BDCA Helvetica Funding, Ltd.	Cayman Islands